Filed Pursuant to Rule 433

Registration Statement No. 333-210266

June 13, 2016

Final Term Sheet

Issuer:	Westar Energy, Inc.

Legal Format:	SEC Registered

Ratings*:	Moody’s: A2 (stable outlook); S&P: A (negative outlook)

Trade Date:	June 13, 2016

Settlement Date:	June 20, 2016 (T + 5)

Interest Payment Dates:	Semi-annually on January 1 and July 1, beginning on January 1, 2017.

Issue of Securities:	First Mortgage Bonds, 2.55% Series due July 1, 2026

Principal Amount:	$350,000,000

Maturity Date:	July 1, 2026

Benchmark Treasury:	1.625% due May 15, 2026

Benchmark Treasury Price/Yield:	100-02+/ 1.616%

Spread to Benchmark Treasury:	+95 basis points

Yield to Maturity:	2.566%

Coupon:	2.55%

Public Offering Price:	99.859% of the principal amount

Optional Redemption:	Prior to April 1, 2026 (the par call date), at any time at a discount rate of Treasury plus 15 basis points (calculated to the par call date). On or after April 1, 2026, at any time at par.

Gross Spread:	0.650%

Net Proceeds (before expenses):	Approximately $347,231,500 after deducting the underwriters’ discount.

CUSIP/ISIN:	95709TAN0 / US95709TAN00

Ranking:	As of March 31, 2016, after giving effect to this offering and the use of proceeds described in “Use of Proceeds” in the prospectus supplement, the Company would have had total indebtedness of approximately $3.39 billion (excluding intracompany debt, trade payables, debt of variable interest entities and amounts due within one year of $125 million). Of this amount, approximately $1.0 billion would have been structurally senior to the First Mortgage Bonds because the Company’s subsidiaries are the obligors under such indebtedness.

Issuance of Additional Bonds:	As of March 31, 2016, approximately $635 million principal amount of additional First Mortgage Bonds could be issued under the most restrictive provisions of the Company’s mortgage, taking into account the issuance of $350 million of First Mortgage Bonds offered hereby and the use of proceeds described in “Use of Proceeds” in the prospectus supplement.

Joint Book-Running Managers:	BNP Paribas Securities Corp. J.P. Morgan Securities LLC Mitsubishi UFJ Securities (USA), Inc.

Co-Managers:	Barclays Capital Inc. Loop Capital Markets LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement relating to the securities described above in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you a prospectus and prospectus supplement if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, J.P. Morgan Securities LLC, LLC collect at 212-834-4533 or Mitsubishi UFJ Securities (USA), Inc. toll-free at 1-877-649-6848.

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